UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	September 2005
Commission File Number:	000-49917
Attachments:	News Release dated September 15, 2005

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Nevada Geothermal Power Inc.  Announces

$10,000,000 CDN Brokered Private Placement

VANCOUVER, B.C. (September 15, 2005) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF), today announced that it will  proceed with a brokered private placement for up to 11,111,111 units at a price of Cdn.$0.90 per unit to raise gross proceeds of up to Cdn. $10,000,000 (the “Offering”).

Each unit will consist of one common share and one-half of one share purchase warrant (a “Unit”).  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.40 per warrant share. Subject to an exercise acceleration provision such that if any time after the closing of the Offering, the closing price per NGP share on a Canadian Stock  Exchange is $2.00 or higher, for twenty consecutive business days, then NGP will give the investors notice that the warrants must be exercised or they will expire within 30 days.

NGP has appointed Dundee Securities Corporation (“Dundee”) to act as its exclusive agent for the Offering.  Dundee will receive a 7% commission and will be granted an option (the “Compensation Option”) to acquire that number of Units equal to 8% of the number of Units issued under the Offering.  The Compensation Option shall be exercisable at the offering price of the Units for a period of 24 months following closing of the Offering.  Dundee shall also have the right of first refusal to lead and manage all equity offerings by NGP and to act as its financial advisor in the event of a sale, merger, amalgamation, arrangement, reorganization or other similar transaction for a period of 24 months following closing of the Offering.

If all of the Units are sold the net proceeds to be realized by NGP from the private placement will be Cdn. $9,225,000 which shall be used to fund further development at the Blue Mountain, Black Warrior, Pumpernickel, Crump Geyser geothermal projects and for general working capital.  The securities to be issued under the Offering will be subject to a four month hold period, and the Offering is subject to the acceptance of the TSX Venture Exchange.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808   ext. 118

Email: sfkirk@nevadageothermal.com

Dave Feick

The Equicom Group Inc.

Telephone: 416-815-0700   ext. 247

Email: DFeick@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.